

October 8, 2013

Via E-Mail
Mr. Gordon C. Root
President and Chief Executive Officer
Experience Art and Design, Inc.
27929 S.W. 95th Avenue, Suite 1101
Wilsonville, OR 97070

> **Re:** **Experience Art and Design, Inc.**
> **Amendment 1 to Current Report on Form 8-K**
> **Filed September 16, 2013**
> **Quarterly Report on Form 10-Q for the quarter ended June 30, 2013**
> **Filed August 23, 2013**
> **File No. 0-54968**

Dear Mr. Root:

We have the above-captioned filings and have the following comments.

Amendment 1 to Current Report on Form 8-K

Industry and Market Overview, page 7

1. We note your response to comment eight in our letter dated June 4, 2013. There appears to be no basis for your view that you consider yourself part of the fine art industry and for your disclosure that you will conduct business in the fine art industry. "Art Market Trends 2011," your principal third party source of information on the fine art industry, includes data on original works of art which comprise the global fine art auction market. As indicated on page 23 of "Art Market Trends 2011," buyers "selected works not only on a signature basis, but also on the basis of significant criteria such as the historical importance of the painting or sculpture, its newness to the market, its provenance, its decorative quality (particularly the theme) and its format." Please revise the disclosure at the outset of this section and throughout to make clear that your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original works of art for sale primarily to individual art collectors. We note the revised disclosure on page 17 that your focus on sales to individual art collectors will be your primary activity in the near term.

Description of Business, page 9; The Future of Chiurazzi, page 14

2. Please revise to make clear at the outset that your focus on sales to individual art collectors will be your primary activity in the near term. We note the revised disclosure on page 17.

History of the Chiurazzi Foundry, page 9

3. We note the disclosure in the second paragraph that "[t]he Chiurazzi Foundry is one of the few firms in possession of direct casts from classical works in the Naples Museum." Please elaborate on what other firms are in possession of direct casts from classical works in the Naples Museum and to what extent those firms are your competitors.

Chiurazzi Mould Collection, page 11

4. Please revise the fourth and fifth paragraphs to make clear that the Chiurazzi mould collection consists of moulds cast from original works of art by Michelangelo and others. As currently drafted, the disclosure suggests or implies that the Chiurazzi mould collection consists of original works of art by Michelangelo and others.

Chiurazzi Editions, page 12

5. Please remove the word "Originals" from the category of "Posthumous First Edition Originals" here and elsewhere. As your disclosure indicates, the posthumous first edition category consists of full size museum quality "replicas" of the original works of art and is limited to nine "reproductions" per mould.

6. Please revise the disclosure relating to the "Full-Size Limited Editions" category to make clear that this category consists of full size museum quality replicas of the original works of art in excess of the nine reproductions per mould in the posthumous first edition category.

7. Please revise the disclosure relating to the "Exacting Reductions" and "Open Editions" categories to make clear that these categories consist of replicas or reproductions of the original works of art.

Locations of Works from the Chiurazzi Collection, page 13

8. The statement in the penultimate paragraph that the bronzes inspiring the replicas at the Getty Villa in Malibu, California can be seen 1,400 miles away in the National Archaeological Museum in Naples, Italy is inaccurate. Please revise the mileage.

9. We note your response to comment 15 in our June 4, 2013 letter. Please revise the last paragraph to make clear that the identified collectors "are not actively endorsing or promoting future sales of the Company's artwork."

The Future of Chiurazzi, page 14; Competitive Advantages, page 19

10. We note your response to comment 17 in our letter dated June 4, 2013. Delete also the words "and antiquities" in the last paragraph's fourth sentence on page 15 and in the first paragraph's second sentence on page 19.

Auction Houses – the Frontline of Distribution from the Chiurazzi Collection, page 38

11. Disclosure in the second paragraph states that several top-tier auction houses have regular auctions featuring European bronze sculpture "which have sold a limited number of sculptures from the Chiurazzi Collection in the past." Please clarify whether the auction houses sold the Chiurazzi Collection's replicas or reproductions of the original European bronze sculpture.

Demand, page 40

12. We note the statement in the first paragraph that "Fine art sculptures, such as those of the Chiurazzi Collection, are only a small part of the overall fine art market…" Please revise to make clear that the Chiurazzi Collection consists of moulds used to create replicas or reproductions of original works of sculpture.

Unregistered Sales of Equity Securities, page 65

13. For the shares of common stock issued to 11 holders and to Chiurazzi International, LLC, please state the aggregate consideration that you received. See Item 702(c) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2013

Consolidated Statements of Cash Flows, page 8

14. Please explain to us the reason the "change in accounts payable and accrued liabilities – related party" is classified as a financing activity on your statement of cash flows. Refer to FASB ASC 230-10-45.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any questions on the comments.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief